SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

IGM Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

449585108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 23, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 12 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449585108	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,784 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,157,784 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 1,682 shares of the common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) underlying 1,682 non-qualified options to purchase Common Stock of the Issuer (“Stock Options”) directly held by Dr. Kelvin M. Neu, a former full-time employee of Baker Bros. Advisors LP (the “Adviser”), that are exercisable within 60 days, 892 shares of Common Stock directly held by the Adviser and 11,210 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the underwritten offering (the "Offering"), as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 9, 2020, the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full and the number of shares issuable upon the exercise of options.

CUSIP No. 449585108	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,784 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,157,784 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 1,682 shares of Common Stock of the Issuer underlying 1,682 Stock Options that are exercisable within 60 days directly held by Dr. Neu, 892 shares of Common Stock directly held by the Adviser and 11,210 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the Offering, as reported in the Issuer's Prospectus filed with the SEC on December 9, 2020, the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full and the number of shares issuable upon the exercise of options.

CUSIP No. 449585108	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,784 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,157,784 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,682 shares of Common Stock of the Issuer underlying 1,682 Stock Options directly held by Dr. Neu that are exercisable within 60 days and 892 shares of Common Stock directly held by the Adviser.
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the Offering, as reported in the Issuer's Prospectus filed with the SEC on December 9, 2020, the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full and the number of shares issuable upon the exercise of options.

CUSIP No. 449585108	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,784 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 3,157,784 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,682 shares of Common Stock of the Issuer underlying 1,682 Stock Options directly held by Dr. Neu that are exercisable within 60 days and 892 shares of Common Stock directly held by the Adviser.
(2)	Based on 25,482,636 shares of Common Stock outstanding at the close of the Offering, as reported in the Issuer’s Prospectus filed with the SEC on December 9, 2020, the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full and the number of shares issuable upon the exercise of options.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 23, 2021, Dr. Kelvin M. Neu, a former full-time employee of the Adviser, resigned from the Board of Directors (the “Board”) of IGM Biosciences, Inc. (the “Issuer”) effective January 26, 2021. Effective on January 26, 2021, the Board appointed Felix J. Baker, a managing member of the Adviser GP, to fill the vacancy on the Board as a Class III Director. Felix J. Baker shall hold office for a term expiring at the 2022 Annual Meeting of the Issuer’s stockholders. Felix J. Baker will serve on the Board as the designee of the Funds pursuant to that certain Nominating Agreement, dated as of June 28, 2019, by and between the Issuer and the Funds (the “Nominating Agreement”). The foregoing description of the Nominating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Dr. Neu held options to purchase Common Stock of the Issuer (“Stock Options”) as compensation for his previous service on the Board including 12,100 Stock Options at an exercise price of $16.00 per share of which 1/3 vested on September 17, 2020 with an additional 1/36 of the shares vesting monthly thereafter. Dr Neu also held 10,000 Stock Options at an exercise price of $40.27 per share 1/12 of the shares vesting monthly beginning July 9, 2020 received as compensation from his previous service on the Board, 1,640 of which Dr. Neu forfeited as a result of his resignation from the Board

In connection with Dr. Neu’s resignation and Felix J. Baker’s appointment to the Board, Stock Options previously granted by the Issuer to Dr. Neu in respect of Dr. Neu’s Board service were amended to provide that, with respect to 9,250 unvested shares subject to such options (the “Unvested Options”), so long as an individual designated by the Funds pursuant to the Nominating Agreement is serving as an outside director of the Issuer, Dr. Neu will be deemed to remain a service provider to the Issuer (the “Options Amendment”). Therefore, with Felix J. Baker’s appointment to the Board, such Unvested Options will continue to vest in accordance with the terms of the applicable stock option agreements, as amended by the Options Amendment.

Felix J. Baker declined the grant of the initial award of a Stock Option that he would otherwise have been entitled to under the terms of the director compensation policy in connection with his appointment to the Board.

Dr. Neu previously served on the Board and Felix J. Baker currently serves on the Board. The policy of the Funds and the Adviser does not permit current or previous full-time employees of the Adviser and managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Dr. Neu’s past service and Felix J. Baker’s current service.

The Adviser directly holds 892 shares of Common Stock vested from restricted stock units (“RSUs”) solely payable in Common Stock received in lieu of director retainer fees for past service on the Board.

On January 27, 2021, the Adviser acquired beneficial ownership of 11,210 shares of Common Stock of the Issuer, as a result of the exercise of 11,210 Stock Options, 5,377 at an exercise price of $16.00 per share expiring September 18, 2029 and 5,833 with an exercise price of $40.27 per share expiring February 5, 2030 (the “Exercised Stock Options”) held directly by Dr. Neu. Dr. Neu, as a former full-time employee of the Adviser and former director of the Issuer, entered into a Nominee Agreement (the “Nominee Agreement”) with the Adviser on January 23, 2021. Pursuant to the Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions for the ultimate benefit of the Funds consistent with the policies of the Adviser for current employees. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock. Pursuant to the Nominate Agreement, the Adviser funded Dr. Neu’s exercise of the Exercised Stock Options. The total amount expended on acquiring the Common Stock was $320,926.91.

Subsequent to the acquisition of the Exercised Stock Options and the forfeiture of certain Stock Options, Dr. Neu holds 9,250 Stock Options, of which 1,682 will vest within 60 days hereof.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. . The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some of all of the Non-Voting Common Stock (as defined in Item 5), subject to limitations on exercise described in Item 5, exercise of some or all of the RSU’s, Stock Options, Pre-funded Warrants or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer (“Non-Voting Common Stock”) and shares of Common Stock that may be acquired upon exercise of pre-funded warrants to purchase Common Stock at an exercise price of $0.01 per share with no expiration date (the “Pre-funded Warrants”), subject to the limitations on conversion and exercise described below.

Holder	Common Stock	Non-Voting Common Stock	Pre-funded Warrants
667, L.P.	260,796	187,942	49,820
Baker Brothers Life Sciences, L.P.	2,883,204	2,081,895	616,846
Total	3,144,000	2,269,837	666,666

The Non-Voting Common Stock are only convertible into Common Stock to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Pre-funded Warrants are only exercisable into Common Stock to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates in the aggregate would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Pre-Funded Warrants are not currently exercisable due to the effect of the Beneficial Ownership Limitation.

The Reporting Persons may also be deemed to beneficially own 1,682 shares of Common Stock of the Issuer underlying 1,682 Stock Options directly held by Dr. Neu that are exercisable within 60 days, 892 shares of Common Stock directly held by the Adviser and 11,210 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Neu as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Dr. Neu received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

On June 28, 2019, the Issuer and certain of the Issuer’s stockholders, including the Funds, entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC to register for resale (i) the shares of Common Stock issued or issuable to the holders of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, (ii) the shares of Common Stock issued or issuable upon conversion of shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of the Issuer, (iii) the stock issued with respect to or in any exchange for or in replacement of stock included in (ii) above, and (iv) stock issued in respect of the stock referred to in (ii) and (ii) above as a result of a stock split, stock dividend or the like (collectively, the “Registrable Securities”) in certain situations, as provided below.

Demand Registration Rights. The Issuer agreed to prepare and file a registration statement for resale of the Registrable Securities within 90 days of the receipt of a written request from the holders of, in the aggregate, at least 72% of the Registrable Securities that the Issuer effect any registration with respect to all or part of the Registrable Securities. The Issuer will not be required to prepare and file such registration statement: (a) prior to the date that is 180 days following the effective date of the Issuer’s IPO; (b) in any particular jurisdiction in which the Issuer would be required to execute a general consent to service of process in effecting such registration, unless the Issuer is already subject to service in such jurisdiction and except as may be required by the Securities Act; (c) after the Issuer has effected two such registrations and such registrations have been declared or ordered effective; (d) if the Issuer qualifies at that time to register the securities requested to be registered pursuant to a registration statement on Form S-3; or (e) if the holders of Registrable Securities requesting registration, together with the holders of any other securities of the Issuer entitled to inclusion in such registration statement, propose to sell Registrable Securities and such other securities (if any) with aggregate proceeds of which (after deduction for underwriter’s discounts and expenses related to the issuance) are less than $10,000,000.

Piggyback Registration Rights. Pursuant to the Investor Rights Agreement, if the Issuer proposes to register any of its securities, for its own account or the account of any of its shareholders other than the holders of the Registrable Securities, then the Issuer will provide the holders of the Registrable Securities with written notice thereof and the Issuer will include in such registration all the Registrable Securities specified in a written request or requests made by any holders of the Registrable Securities within 20 days of receipt of such written notice from the Issuer.

Form S-3 Registration Rights. After the Issuer has qualified for the use of a registration statement on Form S-3, the holders of not less than 25% of the outstanding Registrable Securities will have the right to request an unlimited number of registrations on Form S-3. The Issuer will not be required to prepare such a registration statement on Form S-3: (a) within 120 days of the effective date of a registration pursuant to the demand registration rights or piggyback registration rights described above; (b) unless the holder or holders of Registrable Securities requesting registration propose to dispose of shares of Registrable Securities having an aggregate disposition price (before deduction of underwriting discounts and expenses of sale) of at least $5,000,000; or (c) if at least two registrations pursuant to this Form S-3 registration right have occurred in any consecutive 12-month period.

Nominating Agreement

On June 28, 2019, pursuant to a nominating agreement entered into by and among the Issuer and the Funds, the Funds received the right to nominate an individual to the Issuer’s Board of Directors during the period beginning at the closing of the Issuer’s IPO until the earliest of: (a) the twelfth anniversary of the closing of the Issuer’s IPO; (b) such time as the Funds and their respective affiliates, no longer beneficially own, collectively, at least 7,500,000 shares of Series C Preferred Stock or the equivalent of any successor securities issued upon conversion of such Series C Preferred Stock (including shares of voting Common Stock issued upon conversion of Non-Voting Common Stock issued upon conversion of the shares of Series C Preferred Stock) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such Series C Preferred Stock); or (c) following the third year anniversary of the Issuer’s IPO, such time as the Funds collectively hold less than 5% of the as-converted securities of the Issuer. Pursuant to the Nominating Agreement, the Issuer agreed to support the nomination of, and cause the Issuer’s Board of Directors (or the nominating committee thereof), to recommend and include such individual in the slate of nominees recommended to the Issuer’s stockholders for election as directors of the Issuer at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected. Such nomination is subject to the reasonable and good faith determination of a majority of the Issuer’s disinterested directors, after consultation with the Issuer’s outside legal counsel, that such individual s qualified to serve as a member of the Issuer’s Board of Directors under any applicable law (including requirements of fiduciary duties under applicable law), rule or regulation, the rules of The Nasdaq Stock Market LLC or such other stock exchange on which the Issuer’s shares are listed, the Issuer’s bylaws and any policy or guidelines previously approved by the Issuer’s Board of Directors.

The foregoing descriptions of the Investors’ Rights Agreement and the Nominating Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investors’ Rights Agreement and the Nominating Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Amended and Restated Investors’ Rights Agreement by and among the Issuer, the Funds and certain other stockholders, dated as of June 28, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-233365), filed with the SEC on August 19, 2019).
99.2	Nominating Agreement, by and among the Issuer, and the Funds, dated as of June 28, 2019 (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker